INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As At
(thousands of Canadian dollars)	Notes	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	17	$7,396	$6,607
Accounts receivable and other	17	180,697	212,252
Inventories	5	105,430	60,952
Prepaid expenses		18,070	18,526
Risk management contracts	17	10,645	20,162
		322,238	318,499
Non-current assets
Long-term deposit		24,359	24,925
Investment tax credits and other		53,742	53,994
Deferred income tax asset		1,766	-
Exploration and evaluation assets	6	93,201	74,517
Property, plant and equipment	7	5,415,046	5,400,387
Other long-term asset		6,955	7,105
Goodwill		404,943	404,943
		6,000,012	5,965,871
Total assets		$6,322,250	$6,284,370

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$457,237	$464,148
Current portion of convertible debentures	17	107,043	107,146
Current portion of decommissioning liabilities	8	16,687	12,782
		580,967	584,076
Non-current liabilities
Bank loan	9, 17	531,619	355,575
Convertible debentures	17	634,194	634,921
Senior notes	17	486,611	495,674
Decommissioning and environmental remediation liabilities	8	673,964	674,522
Post-employment benefit obligations		28,011	25,958
Deferred credits and other		757	5,093
Deferred income tax liability		30,794	54,907
		2,385,950	2,246,650
Total liabilities		$2,966,917	$2,830,726

Shareholder’s equity
Shareholder’s capital	10	3,860,786	3,860,786
Deficit		(461,076)	(388,995)
Accumulated other comprehensive loss	16	(44,377)	(18,147)
Total shareholder’s equity		3,355,333	3,453,644
Total liabilities and shareholder's equity		$6,322,250	$6,284,370

Commitments [Note 19]
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Three months ended March 31,
(thousands of Canadian dollars)	Notes	2012	2011

Petroleum, natural gas, and refined products sales		$1,479,557	$1,284,782
Royalties		(53,417)	(35,858)
Revenues	12	1,426,140	1,248,924

Expenses
Purchased products for processing and resale		1,101,716	892,013
Operating		174,456	137,534
Transportation and marketing		7,051	4,697
General and administrative		12,303	13,963
Depletion, depreciation and amortization		171,052	140,744
Exploration and evaluation	6	6,736	6,215
Gains on disposition of property, plant and equipment		(106)	(240)
Finance costs	13	27,336	27,517
Risk management contracts gains	17	(271)	(5,463)
Foreign exchange gains	14	(1,194)	(9,808)
Impairment on property, plant and equipment	7	21,843	-
Income (loss) before income tax		(94,782)	41,752

Income tax expense (recovery)		(22,701)	3,791
Net income (loss)		(72,081)	37,961

Other comprehensive loss
Losses on designated cash flow hedges, net of tax	16,17	(7,321)	(40,407)
Losses on foreign currency translation	16	(16,068)	(23,921)
Actuarial loss, net of tax	16	(2,841)	-
Comprehensive loss		$(98,311)	$(26,367)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(thousands of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity
Balance at December 31, 2011		$3,860,786	$(388,995)	$(18,147)	$3,453,644
Losses on derivatives designated as cash flow hedges, net of tax	16	-	-	(7,321)	(7,321)
Losses on foreign currency translation	16	-	-	(16,068)	(16,068)
Actuarial loss, net of tax	16	-	-	(2,841)	(2,841)
Net loss		-	(72,081)	-	(72,081)
Balance at March 31, 2012		$3,860,786	$(461,076)	$(44,377)	$3,355,333

Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash		505,436	-	-	505,436
Losses on derivatives designated as cash flow hedges, net of tax		-	-	(40,407)	(40,407)
Losses on foreign currency translation		-	-	(23,921)	(23,921)
Net income		-	37,961	-	37,961
Balance at March 31, 2011		$3,860,786	$(246,377)	$(118,485)	$3,495,924

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three Months Ended March 31,
(thousands of Canadian dollars)	Notes	2012	2011
Cash provided by (used in)
Operating Activities
Net income (loss)		$(72,081)	$37,961
Items not requiring cash
Depletion, depreciation and amortization		171,052	140,744
Accretion of decommissioning and environmental remediation liabilities	8, 13	5,153	5,796
Unrealized gains on risk management contracts	17	(271)	(3,240)
Unrealized gains on foreign exchange	14	(2,765)	(9,617)
Non-cash interest income		(132)	(67)
Unsuccessful exploration and evaluation costs	6	4,158	6,091
Impairment on property, plant and equipment	7	21,843	-
Gains on disposition of property, plant and equipment		(106)	(240)
Deferred income tax expense (recovery)		(22,701)	3,807
Other non-cash items		(4,752)	370
Settlement of decommissioning and environmental remediation liabilities	8	(6,587)	(1,967)
Change in non-cash working capital	15	(7,701)	(32,810)
		85,110	146,828

Financing Activities
Issue of common shares, net of issue costs	10	-	505,436
Bank borrowing (repayments), net		175,789	18,636
		175,789	524,072

Investing Activities
Business acquisitions	4	-	(513,458)
Additions to property, plant and equipment	7	(224,022)	(238,216)
Additions to exploration and evaluation assets	6	(27,833)	(35,312)
Property dispositions (acquisitions), net		1,988	(2,038)
Change in non-cash working capital	15	(10,243)	105,113
		(260,110)	(683,911)

Change in cash and cash equivalents		789	(13,011)

Cash and cash equivalents, beginning of period		6,607	18,906

Cash and cash equivalents, end of period		$7,396	$5,895

Interest paid		$10,128	$8,297
Income tax (received) paid, net		$-	$(16)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2012 and 2011
(Tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest’s Downstream business operates under its wholly owned subsidiary, North Atlantic Refining Limited (“North Atlantic”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 11, 2012.

Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with IAS 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2011, which were prepared in accordance with IFRS.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held- for-trading financial assets and derivative financial instruments, which are measured at fair value.

(b) Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2011.

4.	Acquisitions

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $511.0 million. The acquisition was accounted for as a business combination. KNOC provided $505.4 million of equity to fund the acquisition. An additional $25 million is payable to Hunt in the event that Canadian natural gas prices exceed certain pre-determined levels in 2012. This potential payable is considered contingent consideration and is required to be fair valued. Based on forecast gas prices, the probability of incurring this payment was assessed as low; as such no fair value was assigned on the allocation of consideration transferred. The Company’s assessment of this contingent liability remained the same at March 31, 2012 whereby no provision was recorded.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

From the date of acquisition, the Hunt assets have contributed $10.5 million of revenue and $6.9 million to Harvest’s earnings before depletion and income tax for the three months ended March 31, 2011. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the three months ended March 31, 2011 would have been $14.6 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

5.	Inventories

	March 31, 2012	December 31, 2011
Petroleum products
Upstream – pipeline fill	$1,680	$1,325
Downstream	100,561	56,298
Total petroleum product inventory	102,241	57,623
Parts and supplies	3,189	3,329
	$105,430	$60,952

6.	Exploration and Evaluation Assets (E&E)

As at December 31, 2010	$59,554
Additions	50,883
Acquisition	18,627
Dispositions	(717)
Unsuccessful exploration & evaluation costs	(17,757)
Transfer to property, plant & equipment	(36,073)
As at December 31, 2011	$74,517
Additions	27,833
Unsuccessful exploration and evaluation costs	(4,158)
Transfer to property, plant and equipment	(4,991)
As at March 31, 2012	$93,201

The Company determined certain E&E costs to be unsuccessful and not recoverable and were expensed as follows:

	Three months ended March 31
	2012	2011
Pre-licensing costs	$2,578	$124
Unsuccessful E&E costs	4,158	6,091
E&E expense	$6,736	$6,215

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (PP&E)

	Upstream	Downstream	Total
Cost:
As at December 31, 2010	$3,964,155	$1,081,885	$5,046,040
Additions	682,497	284,244	966,741
Acquisitions	533,963	-	533,963
Change in decommissioning liabilities	(18,245)	3,767	(14,478)
Transfers from E&E	36,073	-	36,073
Exchange adjustment	-	36,928	36,928
Disposals	(882)	(18,031)	(18,913)
Investment tax credits	-	(10,187)	(10,187)
As at December 31, 2011	$5,197,561	$1,378,606	$6,576,167
Additions	210,759	13,263	224,022
Disposals	(1,882)	-	(1,882)
Change in decommissioning liabilities	3,713	-	3,713
Transfers from E&E	4,991	-	4,991
Exchange adjustment	-	(26,521)	(26,521)
As at March 31, 2012	$5,415,142	$1,365,348	$6,780,490

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2010	$484,302	$78,502	$562,804
Depreciation, depletion and amortization	535,384	91,006	626,390
Disposals	-	(18,031)	(18,031)
Exchange adjustment	-	4,617	4,617
As at December 31, 2011	1,019,686	156,094	1,175,780
Depreciation, depletion and amortization	144,333	26,570	170,903
Impairment	21,843	-	21,843
Exchange adjustment	-	(3,082)	(3,082)
As at March 31, 2012	$1,185,862	$179,582	$1,365,444

Net Book Value
As at March 31, 2012	$4,229,280	$1,185,766	$5,415,046
As at December 31, 2011	$4,177,875	$1,222,512	$5,400,387

General and administrative costs of $6.0 million have been capitalized during the three month period ended March 31, 2012 (2011 – $4.4 million). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three months ended March 31, 2012 in the amount of $2.9 million (2011 – $1.3 million), at a weighted average interest rate of 5.76% (2011 – 7.12%) .

At March 31, 2012, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $7.4 million (2011– $7.5 million); Downstream assets under construction of $107.5 million (2011 – $102.5 million); and BlackGold oil sands assets of $528.9 million (2011 – $497.2 million).

During the three months ended March 31, 2012, Harvest recorded an impairment of $21.8 million (before tax) to its Upstream PP&E relating to certain gas properties in the South Alberta cash generating unit to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flows. A pre-tax discount rate of 10% and the following forward gas prices were used in the impairment calculation:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AECO Gas
Year	($Cdn/Mmbtu)(1)
2012 (9 months)	2.65
2013	3.60
2014	4.20
2015	4.75
2016	5.15
2017	5.70
2018	6.00
2019	6.20
2020	6.35
2021	6.50
2022	6.65
2023	6.75
2024	6.90
2025	7.05
2026	7.20
Thereafter(1)	+2%/year

(1)	Source: McDaniel & Associates Consultants Ltd, effective April 1, 2012.
(2)	Percentage change represents the change in each year after 2026 to the end of the reserve

8.	Decommissioning & Environmental Remediation Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.5 billion at March 31, 2012 (2011 - $1.4 billion), which will be incurred between 2012 and 2072. A risk-free discount rate of 3.0% (2011 - 3.0%) and inflation rate of 1.7% (2011 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The following is a reconciliation of the decommissioning liabilities:

	Upstream	Downstream	Total
Decommissioning liabilities at December 31, 2010	$651,048	$10,426	$661,474
Liabilities assumed on acquisitions	36,403	-	36,403
Liabilities incurred	28,382	-	28,382
Settled during the period	(22,110)	-	(22,110)
Revisions (change in estimate)	(46,627)	3,767	(42,860)
Disposals	(708)	-	(708)
Accretion	23,099	400	23,499
Decommissioning liabilities at December 31, 2011	$669,487	$14,593	$684,080
Environmental remediation at December 31, 2011	3,224	-	3,224
Balance at December 31, 2011	$672,711	$14,593	$687,304

Decommissioning liabilities at December 31, 2011	$669,487	$14,593	$684,080
Liabilities incurred	3,713	-	3,713
Settled during the period	(6,256)	-	(6,256)
Accretion	5,021	108	5,129
Decommissioning liabilities at March 31, 2012	$671,965	$14,701	$686,666
Environmental remediation at March 31, 2012	3,985	-	3,985
Balance at March 31, 2012	$675,950	$14,701	$690,651

Current portion	$16,687	$-	$16,687
Non-current portion	659,263	14,701	673,964
Balance at March 31, 2012	$675,950	$14,701	$690,651

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Bank Loan

At March 31, 2012, Harvest had $534.7 million drawn from the $800 million available under the credit facility (2011 - $358.9 million). The carrying value of the bank loan includes $3.1 million of deferred financial charges at March 31, 2012 (2011 - $3.3 million). For the three months ended March 31, 2012, interest charges on bank loans aggregated to $3.4 million (2011 - $0.4 million), reflecting an effective interest rate of 2.84% (2011 - 3.06%).

10.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

(b)	Number of Common Shares Issued

Outstanding at December 31, 2010	335,535,047
Issued to KNOC at $10.00 per share for Hunt acquisition	50,543,602
Outstanding at December 31, 2011 and March 31, 2012	386,078,649

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures and shareholder’s equity.

	March 31, 2012	December 31, 2011
Bank loan (1)	$534,675	$358,885
Senior notes (US$500 million) (2)	498,750	508,500
Principal amount of convertible debentures	733,973	733,973
	$1,767,398	$1,601,358
Shareholder’s equity	3,355,333	3,453,644
	$5,122,731	$5,055,002

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios. These ratios are also included in the externally imposed capital requirements under the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at March 31, 2012.

	Covenant	March 31, 2012	December 31, 2011
Secured debt (1) to Annualized EBITDA	3.0 to 1.0 or less	1.18	0.73
Total debt (2) to Annualized EBITDA	3.5 to 1.0 or less	3.48	2.72
Secured debt (1) to Capitalization (3)	50% or less	13%	10%
Total debt (2) to Capitalization (3)	55% or less	39%	36%

(1)

Secured debt consists of letters of credit of $8.7 million (2011 – $8.7 million), bank loan of $531.6 million (2011 - $355.6 million) and guarantees of $90.3 million (2011 - $92.1 million) at March 31, 2012.

(2)	Total debt consists of secured debt, convertible debentures and senior notes.
(3)	Capitalization consists of total debt and shareholder’s equity less equity for BlackGold of $458.9 million at March 31, 2012 (2011 - $459.9 million).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Revenue and other income

	Three months ended March 31
	2012	2011
Crude oil and natural gas sales, net of royalty	$266,554	$248,228
Refinery products sales	1,155,406	1,003,731
Effective portion of realized crude oil hedges	4,180	(3,035)
	$1,426,140	$1,248,924

13.	Finance Costs

	Three months ended March 31
	2012	2011
Interest and other finance charges	$25,075	$23,017
Accretion of decommissioning and environmental remediation liabilities	5,153	5,796
Less: capitalized interest	(2,892)	(1,296)
	$27,336	$27,517

14.	Foreign Exchange

	Three months ended March 31
	2012	2011
Realized (gains) losses on foreign exchange	$1,571	$(191)
Unrealized gains on foreign exchange	(2,765)	(9,617)
	$(1,194)	$(9,808)

15.	Supplemental Cash Flow Information

	Three months ended March 31
	2012	2011
Source (use) of cash:
Accounts receivable and other	$31,555	$(13,457)
Prepaid expenses and long-term deposit	1,022	40,146
Inventories	(44,478)	(24,484)
Accounts payable and accrued liabilities	(6,911)	72,542
Net changes in non-cash working capital	$(18,812)	$74,747
Changes relating to operating activities	(7,701)	(32,810)
Changes relating to financing activities	-	-
Changes relating to investing activities	(10,243)	105,113
Add: Non-cash changes	(868)	2,444
	$(18,812)	$74,747

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Accumulated Other Comprehensive Income (Loss)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net of
	Adjustment	Tax	Tax	Total
Balance at December 31, 2010	$(45,920)	$(5,020)	$(3,217)	$(54,157)
Reclassification to net income of losses on cash flow hedges	-	7,050	-	7,050
Gains on derivatives designated as cash flow hedges	-	12,371	-	12,371
Actuarial loss	-	-	(4,891)	(4,891)
Gains on foreign currency translation	21,480	-	-	21,480
Balance at December 31, 2011	$(24,440)	$14,401	$(8,108)	$(18,147)
Reclassification to net income of gains on cash flow hedges	-	(3,126)	-	(3,126)
Losses on derivatives designated as cash flow hedges	-	(4,195)	-	(4,195)
Actuarial loss	-	-	(2,841)	(2,841)
Losses on foreign currency translation	(16,068)	-	-	(16,068)
Balance at March 31, 2012	$(40,508)	$7,080	$(10,949)	$(44,377)

The effective portion of the after tax unrealized loss on derivatives designated as cash flow hedges of $4.2 million (pre-tax loss of $5.6 million) was included in other comprehensive loss for the three months ended March 31, 2012 (2011 – after tax and pre-tax losses of $42.6 million and $58.2 million respectively). The amount removed from accumulated other comprehensive loss and included in petroleum, natural gas, and refined product sales was an after tax gain of $3.1 million (pre-tax gain of $4.2 million) for the three months ended March 31, 2012 (2011 – after tax and pre-tax losses of $2.2 million and $3.0 million respectively). The Company expects that $7.1 million of gains reported in accumulated other comprehensive loss will be released to net income within the next 9 months.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Financial Instruments

	(a)	Fair Values

Financial instruments of Harvest consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and senior notes. The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	March 31, 2012		December 31, 2011
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial assets
Loans and Receivables
Accounts receivable and other	$180,697	$180,697	$212,252	$212,252
Held for Trading
Cash and cash equivalents	7,396	7,396	6,607	6,607
Risk management contracts	10,645	10,645	20,162	20,162
Total Financial Assets	$198,738	$198,738	$239,021	$239,021
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	457,237	457,237	464,148	464,148
Bank loan	531,619	534,675	355,575	358,885
Senior notes	486,611	531,483	495,674	523,119
Convertible debentures	741,237	755,935	742,067	752,345
Total Financial Liabilities	$2,216,704	$2,279,330	$2,057,464	$2,098,497

(b)	Risk Management Contracts

Harvest uses electricity price swap contracts to manage some of its price risk exposure. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases. Harvest did not have any electricity price swap contacts during the three months ended March 31, 2012.

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Harvest designates all of its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges. The effective portion of the unrealized gains and losses is included in other comprehensive income. The effective portion of the realized gains and losses is removed from accumulated other comprehensive income and included in petroleum, natural gas, and refined product sales (see note 16). The ineffective portion of the unrealized and realized gains and losses recognized in the consolidated income statement from these cash flow hedges is shown below for crude oil, together with the realized and unrealized (gains) losses on power and currency risk management contracts:

	Three months ended March 31
	2012				2011
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$-	$-	$-	$-	$(2,282)	$59	$-	$(2,223)
Unrealized (gains) losses	-	(205)	(66)	(271)	(3,554)	285	29	(3,240)
	$-	$(205)	$(66)	$(271)	$(5,836)	$344	$29	$(5,463)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2012:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
4,200 bbls/day	Crude oil price swap	Apr – Dec 2012	US $111.37/bbl	$10,578
US $468/day	Foreign exchange swap	Apr – Dec 2012	$1.0236 Cdn/US	67
				$10,645

18.	Segment Information

Harvest operates in Canada and has two reportable operating segments: Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Three months ended March 31
	Downstream		Upstream		Total
	2012	2011	2012	2011	2012	2011
Petroleum, natural gas and refined products sales	$1,155,406	$1,003,731	$324,151	$281,051	$1,479,557	$1,284,782
Royalties	-	-	(53,417)	(35,858)	(53,417)	(35,858)
Revenues	$1,155,406	$1,003,731	$270,734	$245,193	$1,426,140	$1,248,924

Expenses
Purchased products for resale and processing	1,101,716	892,013	-	-	1,101,716	892,013
Operating	74,481	53,939	99,975	83,595	174,456	137,534
Transportation and marketing	1,365	1,694	5,686	3,003	7,051	4,697
General and administrative	150	441	12,153	13,522	12,303	13,963
Exploration and evaluation	-	-	6,736	6,215	6,736	6,215
Depletion, depreciation and amortization	26,570	19,400	144,482	121,344	171,052	140,744
Gains on disposition of PP&E	-	-	(106)	(240)	(106)	(240)
Risk management contracts gains	-	-	(271)	(5,463)	(271)	(5,463)
Impairment on PP&E	-	-	21,843	-	21,843	-
	$(48,876)	$36,244	$(19,764)	$23,217	$(68,640)	$59,461

Finance costs					27,336	27,517
Foreign exchange gains					(1,194)	(9,808)
Income (Loss) before income tax					$(94,782)	$41,752

Income tax (recovery) loss					(22,701)	3,791
Net income (loss)					$(72,081)	$37,961

(1)

Of the total Downstream revenue, one customer represents sales of $978.8 million for the three months ended March 31, 2012 (2011 – two customers with sales of $663.2 million and $101.6 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31
	Downstream		Upstream		Total
Capital Expenditures	20 12	2011	2012	2011	2012	2011
Business acquisition	$-	$-	$-	$513,458	$-	$513, 458
Additions to PP&E	13, 26 3	35,879	210,75 9	202,337	224,022	238, 216
Additions to E&E	-	-	27,833	35,312	27,833	35,312
Property acquisitions (dispositions), net	-	-	(1,988)	2,038	(1,988)	2,03 8
Total expenditures	$13, 26 3	$35,879	$236,60 4	$753,145	$249,867	$789, 024

				Other Long-
	Total Assets	PP&E	E&E	Term Assets	Goodwill
March 31, 2012
Downstream	$1,400,470	$1,185,766	$-	$-	$-
Upstream	4,921,780	4,229,280	93,201	6,955	404,943
Total	$6,322,250	$5,415,046	$93,201	$6,955	$404,943
December 31, 2011
Downstream	$1,408,112	$1,222,512	$-	$-	$-
Upstream	4,876,258	4,177,875	74,517	7,105	404,943
Total	$6,284,370	$5,400,387	$74,517	$7,105	$404,943

19.	Commitments

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2012:

	Maturity
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$106,796	$390,598	$771,254	$498,750	$1,767,398
Debt interest payments(1)	106,158	145,976	75,646	19,288	347,068
Purchase commitments(2)	222,988	42,144	-	-	265,132
Operating leases	12,100	19,713	7,224	2,358	41,395
Transportation agreements(3)	8,803	12,808	4,186	237	26,034
Feedstock & other purchase commitments(4)	940,304	-	-	-	940,304
Employee benefits(5)	4,102	7,433	5,178	2,877	19,590
Decommissioning liabilities(6)	16,687	53,884	34,343	1,349,810	1,454,724
Total	$1,417,938	$672,556	$897,831	$1,873,320	$4,861,645

(1)	Assumes constant period end foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitments.
(4)	Includes commitments to purchase refinery crude stock and refined products for re-sale under the supply and offtake agreement.
(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.